March 6, 2024
VIA EDGAR TRANSMISSION
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549-4628

Attention: Charles Eastman
Andrew Blume

Re:	SEC Comment Letter dated February 22, 2024 Tyson Foods, Inc. Form 10-K for the Fiscal Year Ended September 30, 2023 Filed on November 13, 2023 File No. 001-14704

Dear Mr. Eastman and Mr. Blume:
In response to your letter dated February 22, 2024 (the “Letter”), Tyson Foods, Inc. (the “Company,” “Tyson,” “we” or “our”), submits the following responses to the comments set forth in your Letter that pertain to the Company’s Annual Report on Form 10-K for the fiscal year ended September 30, 2023 (the “Form 10-K”), which was filed with the Commission on November 13, 2023. For the Staff’s convenience, we have restated below in italics the comments from the Letter in their entirety and have supplied our response to each comment immediately thereafter.

Form 10-K for the Fiscal Year Ended September 30, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations Liquidity and Capital Resources, page 33
1.We note that you attribute the decrease in net cash provided by operating activities "primarily due to lower earnings as a result of operations and a decrease in Accounts Payable" even though accounts payable actually increased. Please provide a more informative discussion and analysis of cash flows from operating activities, including changes in working capital components, for the periods presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows. Also ensure that your disclosures are not merely a recitation of changes evident from the financial statements. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Response:
In response to the Staff’s comment, the Company will continue to enhance its disclosure in future filings beginning with the Company’s quarterly report on Form 10-Q for the quarter ended March 30, 2024, as appropriate, to provide additional discussion of cash flows from operating activities, including material changes between periods and additional discussion of both the underlying reasons and implications underlying such changes.

Securities and Exchange Commission
Division of Corporation Finance

With respect to the decrease in net cash provided by operating activities disclosed in our Form 10-K, cash provided by operating activities decreased to $1,752 million in fiscal 2023 from $2,687 million in fiscal 2022. The primary drivers of the decrease were as follows:

•Lower earnings from operations - the Company had a net loss of $649 million in fiscal 2023 as compared to net income of $3,249 million in fiscal 2022. These amounts were partially offset by the impact of non-cash items in net income (loss) of $2,214 million and $1,542 million in fiscal 2023 and 2022, respectively.

•Decreased operating cash inflow from accounts payable - while accounts payable increased in fiscal 2023, as you noted, the resulting cash inflow of $47 million in fiscal 2023 was lower than the $302 million inflow in fiscal 2022, thus resulting in a decreased inflow of $255 million. This decrease was primarily due to lower raw material and feed ingredient costs at the end of fiscal 2023 as compared to the end of fiscal 2022 and spend management in response to lower earnings.

These decreases were partially offset by the following:

•Increased operating cash inflow from inventory – the Company had a cash outflow due to an increase in inventory of $1,195 million in fiscal 2022 compared to an inflow due to a decrease of inventory of $175 million in fiscal 2023, resulting in a net cash inflow change of $1,370 million. This increased inflow primarily related to inventory level management and the impact of lower raw material and feed ingredient commodity prices.

•Increased operating cash inflow from accounts receivable – the Company had a cash outflow due to an increase in accounts receivable of $176 million in fiscal 2022 compared to an inflow due to a decrease of accounts receivable of $136 million in fiscal 2023, resulting in a net cash inflow change of $312 million. This increased inflow was primarily due to the change in average sales price during the respective periods.

•Increased operating cash inflow due to a reduction in tax payments and annual incentives as a result of lower earnings, decreased legal payments and increased insurance proceeds received in fiscal 2023 as compared to fiscal 2022.

Notes to Consolidated Financial Statements

Note 17: Segment Reporting, page 79
2.We note that the net sales disclosed for your reportable segments are inclusive of intersegment sales. Please revise your presentation in future filings to disclose revenues from external customers for each reportable segment as required by ASC 280-10-50-22(a). Show us what your revised net sales disclosure would have looked like for the historical periods presented. Also see the illustrative examples in ASC 280-10-55-48 and 55-49.

Response:
The Company acknowledges the Staff’s comment and respectfully submits that revenues from external customers for each reportable segment are included in the tables displaying disaggregated sales by major distribution channel contained in Note 17: Segment Reporting on page 82 of the Form 10-K. These tables, which are presented by segment, contain columns for sales to external customers disaggregated by the retail, foodservice, international, and industrial and other sales channels as well as a separate column for intersegment sales to disclose sales to non-external customers. The tables present sales for fiscal years ended 2023, 2022 and 2021. For these reasons, the Company believes such presentation satisfies the requirements of ASC 280-10-50-22(a).

To provide more clarity, we will add “external” to the notes of the table associated with the retail, foodservice, international, and industrial and other columns of the table. See the proposed revision of our notes as follows (additional language is underlined):

Securities and Exchange Commission
Division of Corporation Finance

(a)Includes external sales to consumer products and food retailers, such as grocery retailers, warehouse club stores, and internet-based retailers.
(b)Includes external sales to foodservice distributors, restaurant operators, hotel chains and noncommercial foodservice establishments such as schools, convenience stores, healthcare facilities and the military.
(c)Includes external sales to international markets related to internationally produced products or export sales of domestically produced products.
(d)Includes external sales to industrial food processing companies that further process our product to sell to end consumers and any remaining sales not included in the Retail, Foodservice or International categories. For fiscal 2023 and 2021, the Chicken segment included a $156 million and $545 million reduction in Other due to the recognition of legal contingency accruals, respectively.
Note 20: Commitments and Contingencies, page 83
3.Please address the following comments relating to your contingencies:

•We note your disclosure of several legal proceedings "for which the magnitude of the potential exposure could be material" to your financial statements. To the extent it is reasonably possible you will incur losses in excess of recorded accruals related to your contingencies, please provide the applicable disclosures required by ASC 450-20-50-3 through -4, including the amount or range of reasonably possible losses in excess of recorded amounts. If an estimate of reasonably possible additional losses can be made and that amount, both for each individual matter and in the aggregate, is not material to your consolidated financial position, results of operations or cash flows, we will not object to a statement to that effect. Alternatively, if no amount of loss in excess of recorded accruals is believed to be reasonably possible, please state this in your disclosure. Although we recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies, please note that ASC 450 does not require estimation of a reasonably possible range of loss with precision or certainty.

Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as described in the Company’s Form 10-K, for matters described that are probable and the financial impact is reasonably estimable, we have recorded accruals in the Company’s Consolidated Financial Statements. For matters for which an accrual is recorded, and the Company does not disclose a range above such accrual, the Company has concluded that the range of loss is not reasonably estimable. Where the amount of loss is not probable, we have not recorded any accrual, and where the amount of loss or range of possible losses is not reasonably estimable, we have stated in our disclosure on Form 10-K that the amount of loss is not reasonably estimable.

The Company confirms its understanding of the point raised by the Staff in Comment 3 herein regarding the estimation of a reasonably possible range of loss. The Company also notes that we apply a similar analysis for matters where it is reasonably possible that the Company will incur losses in excess of recorded accruals related to reported contingencies. In response to the Staff’s comment, in future filings, as appropriate, for matters where an estimate of reasonably possible additional losses can be made and that amount, both for the individual matter and in the aggregate is not material to the Company’s consolidated financial position, results of operations or cash flows, the Company will state that fact. Alternatively, if the amount of loss in excess of recorded accruals or range of possible losses is not reasonably estimable, the Company will state that fact. To the extent it is reasonably possible the Company may incur losses in excess of recorded accruals, and an estimate of reasonably possible losses can be made and is material, we will provide the applicable disclosures noted in the Staff's comment.

Securities and Exchange Commission
Division of Corporation Finance

•As noted on page 24 of your Form 10-Q for the quarterly period ended December 30, 2023, we note that you reached a proposed settlement of a wage rate litigation matter and recorded an accrual of $72.5 million. Please tell us how you determined an accrual was not necessary as of your September 30, 2023 fiscal year-end or, at a minimum, disclosure of the quantitative range of reasonably possible losses. Specifically discuss the events that transpired between your November 13, 2023 Form 10-K filing date and the December 22, 2023 settlement agreement date.

Response:
The Company acknowledges the Staff’s comment and respectfully advises the Staff that, as of September 30, 2023, no loss contingency accrual relating to the wage rate litigation matter was required in accordance with ASC 450 because the loss contingency was neither probable nor reasonably estimable at that time. In addition, a range of loss was not disclosed as it was not reasonably estimable.

Summary of Events Surrounding the Filing of the Form 10-K and the Proposed Settlement

The events leading up to and following the filing of our Form 10-K relating to the wage rate litigation are summarized below:

Prior to the filing of the Form 10-K
•On September 11, 2022, representatives of a putative class of employees at beef-processing and pork-processing plants in the United States filed a class action complaint against the Company and others in the United States District Court for the District of Colorado.
•On February 17, 2023, the Company filed a motion to dismiss the complaint.
•On September 27, 2023, the Court denied the Company’s motion to dismiss.
•On September 30, 2023, the Company’s fiscal year ended. The Company determined that a loss was not probable at this time because, despite the Court’s decision, the Company continued to believe that it had meritorious and valid arguments against class certification, and since the classes had not yet been defined or certified by the Court, the range of loss would not be reasonably estimable. Likewise, the Company continued to believe that it had meritorious and valid substantive defenses against the allegations that it could assert at summary judgment and at trial (see below).
•On November 3, 2023, the Company’s outside litigation counsel informed the Company that the plaintiffs had expressed interest in discussing a settlement and that they wanted to do so through a mediation. However, neither the Company nor the plaintiffs made a settlement offer at this time.

After the filing of the Form 10-K on November 13, 2023
•On November 15, 2023, the Company filed its answer to the complaint denying any liability. On this same day, the plaintiffs’ proposed mediator noted his availability for a possible mediation on December 12, 2023. The parties agreed to mediate on this date.
•On December 12, 2023, a mediation between the parties was held. The Company’s representatives did not seek or receive settlement authority based on the discussions during the mediation. The parties, however, continued their discussions through the mediator over the next week.
•On December 21, 2023, the mediator made a mediator’s proposal for the parties to settle at $72.5 million, and he provided the parties until 5:00 p.m. the next day to respond.
•On December 22, 2023, the Company’s CEO, believing that the settlement would be in the best interest of the Company and its shareholders, and understanding that it would avoid the uncertainty, risk, expense and distraction of protracted litigation, authorized the Company to accept the mediator’s proposal. Later that day, the mediator informed the Company that the plaintiffs had also accepted the mediator’s proposal.

Securities and Exchange Commission
Division of Corporation Finance

•On February 5, 2024, the Company filed its Form 10-Q for the first quarter of fiscal 2024. As of the date of the filing of the Form 10-Q, the written settlement agreement had not yet been finalized. At this point, however, the Company believed that a loss in the amount of $72.5 million in this matter was probable and reasonably estimable, and therefore the Company recorded an accrual.

Analysis – No Accrual was Required and the Range of Loss was not Reasonably Estimable as of the Date of the Filing of the Form 10-K

As of both the fiscal year end, September 30, 2023, and the date of the filing of the Form 10-K on November 13, 2023, the Company was confident in its ability to defeat the lawsuit on the merits and believed that the evidence would show that the Company did not violate the antitrust laws with respect to the wages it paid to pork and beef plant workers during the alleged class period. Additionally, as a preliminary matter, the Company was confident that there was not a certifiable class for the litigation based on Wal-Mart Stores, Inc. v. Dukes, 564 U.S. 338 (2011), which directed trial courts to engage in a rigorous examination of evidence at the class certification stage to determine whether putative class plaintiffs could satisfy the requirements of Rule 23 of the Federal Rules of Civil Procedure. Like the putative class in the wage rate litigation, the proposed class in Dukes included a large number of lower-level employees holding different positions in different business locations across the country. As the Court explained—using words that the Company believes equally describe the wage rate litigation—“Here respondents wish to sue about literally millions of employment decisions at once. Without some glue holding the alleged reasons for all those decisions together, it will be impossible to say that examination of all the class members’ claims for relief will produce a common answer to the crucial question . . .”1 In Dukes, the Court determined that the plaintiffs’ experts had failed to provide the necessary “glue.”2 The same reasoning that applied in Dukes applies with equal force here, but even more so, because at the time of settlement, the wage rate litigation was still at the pleading stage. Accordingly, the Company did not yet know what expert analysis, if any, the plaintiffs would offer and to what segment of the proposed nationwide class, if any, it would apply.3 (“A regional pay disparity, for example, may be attributable to only a small set of Wal-Mart stores, and cannot by itself establish the uniform, store-by-store disparity upon which the plaintiffs’ theory of commonality depends.”). Based on the Court’s analysis in Dukes, the Company felt that it would have strong arguments to defeat class certification when the case reached the class certification stage.

As such, in line with the Company’s expectation that class certification would ultimately fail in this litigation matter—and that the Company would have meritorious substantive evidence to defeat the claims at summary judgment and at trial if a class were certified—the Company disclosed in its Form 10-K that “the Company has not recorded any liability for this matter as it does not believe a loss is probable or reasonably estimable at this time because the Company believes that it has valid and meritorious defenses against the allegations and because the case remains at the pleading stage and the classes have not yet been defined or certified by the court.” Although the Company was confident that the low end of the range was $0 at the time of the filing of the Form 10-K given these procedural and substantive arguments, the high end of the range was not reasonably estimable because of the uncertainty around (1) what losses, if any, might be probable by any individual plaintiffs that chose to proceed following a failure of class certification; and (2) the size and scope of any class that might be certified following a partial failure of class certification, and the amount of loss that such a partial class might be able to prove. For example, the Company could have been subject to lawsuits from various individual plaintiffs, and there could have been negotiated settlements or judgments with certain sub-classes, depending on how the plaintiffs proceeded in the event the class certification was denied in whole or in part. In arriving at the conclusion that no accrual amounts should be recorded, the Company also considered the guidance of ASC 450-20-30 that “when no amount within the range is a better estimate than any other amount, however, the minimum amount in the range shall be accrued.” Accordingly, the Company believes that it appropriately concluded that no accrual for this matter was required in its Form 10-K for fiscal year ended September 30, 2023.
1 Wal-Mart Stores, Inc. v. Dukes, 564 U.S. 338 (2011) at 352.
2 Id. at 356.
3 See id. at 357

Securities and Exchange Commission
Division of Corporation Finance

As was described above, the Company’s settlement was reached as a result of mediation that had not been contemplated as of the end of fiscal year 2023, and was not scheduled until after the filing of the Company’s Form 10-K. As noted in the summary, the mediation did not commence until December 12, 2023, and the Company and plaintiffs only agreed to an in-principle settlement as of December 22, 2023. Therefore, the loss contingency was not probable or reasonably estimable until after the date of the filing of the Form 10-K.
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Securities and Exchange Commission
Division of Corporation Finance

If you have any additional questions or comments, please do not hesitate to contact me or Adam Deckinger, General Counsel and Secretary, at (479) 290-5463.

Very truly yours, /s/ John R. Tyson John R. Tyson Executive Vice President and Chief Financial Officer